Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI” or the “Company”)

333 Bloor Street East, 10th Floor

Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

January 31, 2022

Item 3	News Release

A press release was issued and disseminated through Globe Newswire on January 31, 2022 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

RCI announced that Glenn Brandt was appointed Chief Financial Officer.

Item 5	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Marisa Wyse, Chief Legal Officer and Corporate Secretaryat (416) 935-7585

Item 9	Date of Report

February 1, 2022

Schedule “A”

(See attached)

Glenn Brandt Appointed as Chief Financial Officer, Rogers Communications

Toronto—January 31, 2022 - Rogers Communications announced today that Glenn Brandt has been appointed Chief Financial Officer, effective today. Glenn brings 35 years of financial management experience to the role, including 30 years of career progression within Rogers across Treasury, Investor Relations and Corporate Development and most recently served as Senior Vice President, Corporate Finance.

“Glenn is a highly regarded leader with deep industry experience as well as extensive experience in corporate finance, including raising capital and working with credit agencies,” said Tony Staffieri, President and CEO. “His strong leadership as CFO will be integral as we work to successfully come together with Shaw, drive growth across our business, and maintain the strong balance sheet needed to invest for the future.”

Paulina Molnar will work with Glenn to ensure an effective transition of CFO responsibilities. “I want to thank Paulina for her terrific work as Interim CFO and look forward to her continued leadership across our organization as SVP Controller and Risk Management,” added Mr. Staffieri.

“I am honoured and excited to take on this new role at such a critical time in our company’s history,” said Mr. Brandt. “I look forward to working with the team to build on Rogers’ strong legacy of growth, deliver on our key priorities, and enhance value for our shareholders.”

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or https://investors.rogers.com/.

Caution Regarding Forward Looking Statements

This news release includes forward-looking statements within the meaning of applicable securities laws, including statements about expected results and the potential outcome of the proposed transaction with Shaw Communications Inc. By their nature, forward-looking statements require Rogers to make assumptions and predictions and are subject to inherent risks and uncertainties and other factors (many of which are beyond our control) which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking statements.

Media contact

media@rci.rogers.com

1-844-226-1338

Investment community contact

Paul Carpino

647.435.6470

paul.carpino@rci.rogers.com